Exhibit 99.1

May 29, 2025                                     VIA SEDAR

To:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

The Office of the Superintendent Securities, Prince Edward Island

Office of the Superintendent of Securities, Newfoundland & Labrador

Office of the Yukon Superintendent of Securities

Northwest Territories Securities Office

Nunavut Securities Office

Re:	BRP Inc.
Report on Voting Results pursuant to Section 11.3 of National Instrument
51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of the shareholders of BRP Inc. (the ”Company”) held on May 29, 2025 (the ”Meeting”), we hereby advise you, in accordance with Section 11.3 of NI 51-102, of the following voting results obtained at the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, all nominees proposed by management of the Company were elected as directors of the Company, with the following results:

Nominee	Votes For	%	Votes Against	%

Élaine Beaudoin	258,493,135	99.63%	952,828	0.37%

Pierre Beaudoin	242,105,878	93.32%	17,340,085	6.68%

Joshua Bekenstein	242,166,488	93.34%	17,279,475	6.66%

José Boisjoli	258,362,681	99.58%	1,083,281	0.42%

Charles Bombardier	258,469,371	99.62%	976,591	0.38%

Ernesto M. Hernández	259,150,950	99.89%	295,013	0.11%

Katherine Kountze	259,174,234	99.90%	271,730	0.10%

Nicholas Nomicos	259,055,372	99.85%	390,591	0.15%

Nominee	Votes For	%	Votes Against	%

Edward Philip	256,483,186	98.86%	2,962,776	1.14%

Michael Ross	259,036,378	99.84%	409,585	0.16%

Barbara Samardzich	257,611,248	99.29%	1,834,715	0.71%

Hildegard Maria Wortmann (effective as of July 1st, 2025)	259,412,106	99.99%	33,858	0.01%

2.	Appointment of Deloitte LLP as Auditor

A ballot was conducted with respect to the appointment of Deloitte LLP as the Company’s auditor. According to proxies received and ballots cast, Deloitte LLP was appointed as the Company’s auditor with the following results:

Votes For	%	Votes Withheld	%

259,425,941	99.86%	365,536	0.14%

3.	Adoption of the advisory non-binding resolution on the Company’s approach to executive compensation

A ballot was conducted with respect to the adoption of an advisory non-binding resolution in respect of the Company’s approach to executive compensation, as more particularly described in the Management Proxy Circular (the “Circular”) dated April 23, 2025. According to proxies received and ballots cast, the advisory non-binding resolution was adopted with the following results:

Votes For	%	Votes Against	%

258,304,465	99.56%	1,141,498	0.44%

4.	Vote on the adoption of LTI Resolution

A ballot was conducted with respect to the adoption of an ordinary resolution of Disinterested Shareholders (as defined in the Circular) in respect of the Special LTI Program (as defined in the Circular), as more particularly described in the Circular. According to proxies received and ballots cast, the ordinary resolution was adopted with the following results:

Votes For	%	Votes Against	%

242,460,595	93.45%	16,985,367	6.55%

DATED this 29th day of May, 2025.

BRP INC.
(s) Martin Langelier
Martin Langelier
Chief Legal Officer and Corporate Services